                                                                    Exhibit 99.2

                          INDEPENDENT AUDITORS' REPORT

To the Partners of Loral/Qualcomm Satellite Services, L.P.:

     We have audited the accompanying balance sheets of Loral/Qualcomm Satellite Services, L.P. (a General Partner of Globalstar, L.P.) as of December 31, 1999 and 1998. These balance sheets are the responsibility of the Partnerships' management. Our responsibility is to express an opinion on these balance sheets based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits of the balance sheets provide a reasonable basis for our opinion.

     In our opinion, such balance sheets present fairly, in all material respects, the financial position of Loral/Qualcomm Satellite Services, L.P. as of December 31, 1999 and 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

San Jose, California
February 22, 2000

                    LORAL/QUALCOMM SATELLITE SERVICES, L.P.
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                          December 31,   December 31,
                                                              1999           1998
                                                          -----------    ------------

ASSETS:

Investment in Globalstar, L.P. .........................  $ --           $ --
                                                          -----------    ------------
Total assets ...........................................  $ --           $ --
                                                          ===========    ============

PARTNERS' CAPITAL:
Partnership interests (18,000 interests outstanding) .... $ --           $ --
                                                          -----------    ------------
Total partners' capital ................................. $ --           $ --
                                                          ===========    ============


See notes to balance sheets.

                    LORAL/QUALCOMM SATELLITE SERVICES, L.P.
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                            NOTES TO BALANCE SHEETS

1. ORGANIZATION AND BACKGROUND

     Loral/Qualcomm Satellite Services, L.P. ("LQSS"), was formed in November 1993 as a Delaware limited partnership with a December 31 fiscal year end. The general partner of LQSS is Loral/Qualcomm Partnership, L.P. ("LQP"), a limited partnership whose general partner is Loral General Partner, Inc. ("LGP"), a subsidiary of Loral Space & Communications Ltd., a Bermuda company ("Loral") and whose limited partners include a subsidiary of QUALCOMM Incorporated ("Qualcomm").

     LQSS's only activity is acting as the managing general partner of Globalstar, a development stage limited partnership as of December 31, 1999, which in January 2000 began operating a low-earth orbit satellite-based wireless digital telecommunications system (the "Globalstar System"). The Globalstar System's world-wide coverage is designed to enable its service providers to extend modern telecommunications services to millions of people who currently lack basic telephone service and to enhance wireless communications in areas underserved or not served by existing or future cellular systems, providing a telecommunications solution in parts of the world where the build-out of terrestrial systems cannot be economically justified.

     At December 31, 1999, LQSS held a 30.1% interest in Globalstar's outstanding ordinary partnership interests. As LQSS's investment in Globalstar is LQSS's only asset, LQSS is dependent upon Globalstar's success and achievement of profitable operations for the recovery of its investment. Globalstar is a development stage limited partnership which may encounter problems, delays and expenses, many of which may be beyond Globalstar's control. These may include, but are not limited to, in-orbit failures, problems related to technical development of the system, testing, regulatory compliance, having user terminals available in sufficient quantities, the competitive and regulatory environment in which Globalstar will operate, marketing problems and costs and expenses that may exceed current estimates. There can be no assurance that substantial delays in any of the foregoing matters would not delay Globalstar's achievement of profitable

                    LORAL/QUALCOMM SATELLITE SERVICES, L.P.
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                     NOTES TO BALANCE SHEETS -- (CONTINUED)


operations and affect the recoverability of LQSS's investment. All expenses necessary to maintain LQSS's operations are borne by Globalstar.

     While it is not anticipated that LQSS will incur any direct obligations for borrowed money or any other liabilities, it will, as a general partner of Globalstar, be jointly and severally liable for all liabilities of Globalstar other than those that are by contract made expressly non-recourse to Globalstar's general partners or otherwise guaranteed. Limited partners in LQSS do not, in general, have such joint and several liability.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT IN GLOBALSTAR, L.P.

     LQSS accounts for its investment in Globalstar ordinary partnership interests on the equity basis, recognizing its allocated share of net loss for each period since its initial investment in March 1994. The difference between LQSS's initial investment in Globalstar and its interest in Globalstar's ordinary partnership capital, at that time, is attributable to certain intangible assets contributed to Globalstar for development of the Globalstar System; this difference ($87.5 million at December 31, 1999) will be accreted by LQSS beginning in 2000, on a straight-line basis over 20 years upon Globalstar's commencement of commercial services. During 1995, LQSS's investment in Globalstar was reduced to zero. Accordingly, LQSS has discontinued providing for its allocated share of Globalstar's net losses, and will recognize a liability as a result of its general partner status in Globalstar only in the event that Globalstar's losses result in an aggregate ordinary partners' capital deficiency. At December 31, 1999, suspended losses representing LQSS's unrecognized equity in Globalstar's net losses aggregated approximately $179,457,000.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of expenses reported for the period. Actual results could differ from estimates.

NET (LOSS) INCOME ALLOCATION

     The partnership agreements of LQSS and Globalstar provide that net losses of each partnership are allocated among the partners with positive adjusted capital account balances in accordance with their relative percentage interests until the adjusted capital account balances of all partners are zero. Any further net loss is allocated to the general partner.

     Net income of each partnership is allocated among the partners in proportion to, and to the extent of, distributions made to the partners out of receipts for the period, as defined, then in proportion to and to the extent of negative adjusted capital account balances and then in accordance with percentage interests.

                    LORAL/QUALCOMM SATELLITE SERVICES, L.P.
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                     NOTES TO BALANCE SHEETS - (CONTINUED)

     Under the terms of the partnership agreements, adjusted partners' capital accounts are calculated in accordance with the principles of U.S. Treasury Regulations governing the allocation of taxable income and loss including adjustments to reflect the fair market value (including intangibles) of partnership assets upon certain capital transactions including a sale of partnership interests. Such adjustments are not permitted under generally accepted accounting principles and, accordingly, are not reflected in the accompanying financial statements.

INCOME TAXES

     LQSS was organized as a Delaware limited partnership. As such, no income tax provision (benefit) is included in the accompanying financial statements since U.S. income taxes are the responsibility of its partners. Generally, taxable income (loss), deductions and credits of LQSS will be passed proportionately through to its partners.

3.   INVESTMENT IN GLOBALSTAR

     On March 23, 1994, LQSS entered into a subscription agreement to acquire 18,000,000 general ordinary partnership interests in Globalstar for $50,000,000. LQSS paid $38,691,000 in cash during 1994 and 1995 and received a credit of $11,309,000 against its capital subscription, as compensation for certain costs incurred by the partners of its general partner, LQP. As of December 31, 1999, Globalstar had 39,906,823 general and 19,937,500 limited ordinary partnership interests outstanding.

     On February 14, 1995, GTL completed an initial public offering of 40,000,000 shares of common stock, resulting in net proceeds of $185,750,000, which were used to purchase 10,000,000 ordinary general partnership interests in Globalstar. LQSS and the other partners in Globalstar have the right to exchange their ordinary partnership interests into shares of GTL common stock on an approximate one-for-four basis following the Full Coverage Date, as defined, of the Globalstar System and after two consecutive quarters of positive net income, subject to certain annual limitations. GTL has reserved approximately 153.7 million shares for this purpose.

                    LORAL/QUALCOMM SATELLITE SERVICES, L.P.
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)
                     NOTES TO BALANCE SHEETS -- (CONTINUED)

     On December 15, 1995, Globalstar entered into a $250 million credit agreement (the "250 Million Credit Agreement") with a group of banks. Lockheed Martin, Qualcomm, SS/L and another Globalstar partner have guaranteed $206.3 million, $21.9 million, $11.7 million and $10.1 million of the Globalstar Credit Agreement, respectively. In addition, Loral agreed to indemnify Lockheed Martin for any liability in excess of $150 million.


     On August 5, 1999, Globalstar entered into a $500 million credit agreement ("$500 Million Credit Agreement") with a group of banks for the build-out of the Globalstar System of which $400 million was outstanding as of December 31, 1999. The credit facility is guaranteed by Loral SatCom Ltd. and Loral Satellite, Inc., wholly owned subsidiaries of Loral. The guarantee is secured by the pledge of certain assets of Loral and its subsidiaries, including the stock of the guarantors and the Telstar 6 and Telstar 7 satellites. In consideration for the guarantee, valued at $141.1 million, Loral and certain Loral subsidiaries received warrants to purchase an aggregate of 3,450,000 Globalstar partnership interests at an exercise price of $91.00 per partnership interest.


     Pursuant to other equity arrangements entered into by Globalstar (in which LQSS is not a participant), at December 31, 1999, Globalstar has reserved additional ordinary partnership interests for issuance for: exercise of warrants to purchase GTL common stock issued in connection with Globalstar's 11-3/8% Senior Notes due 2004 (976,631 interests), exercise of a warrant issued to China Telecom to purchase Globalstar ordinary partnership interests (937,500 interests), warrants issued to Loral as consideration for the guarantee of Globalstar's $500 Million Credit Agreement (3,450,000 interests), conversion of outstanding 8% and 9% convertible redeemable preferred partnership interests (3,760,632 interests), and interests reserved for issuance under GTL's 1994 stock option plan (1,160,950 interests).

     In addition, Qualcomm has agreed to provide Globalstar $500 million of vendor financing (for which the terms of $400 million are still being finalized). In connection with the agreement, Qualcomm is expected to receive a number of warrants to purchase Globalstar partnership interests comparable to those received by Loral pursuant to Loral's guarantee of Globalstar's $500 Million Credit Agreement. Globalstar may also elect to make the preferred distribution on its outstanding 8% and 9% convertible redeemable preferred partnership interests in ordinary partnership interests versus cash.

     On February 1, 2000, GTL sold 8,050,000 shares of common stock in a public offering. The purchase price was $35 per share, yielding net proceeds of approximately $268.5 million to GTL. GTL used the proceeds to purchase 1,987,654 ordinary partnership interests in Globalstar. This issuance of ordinary partnership interests diluted and the issuance and exercise or conversion of any of the above securities would further dilute LQSS's interest in Globalstar's ordinary partnership interests.

                    LORAL/QUALCOMM SATELLITE SERVICES, L.P.
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)
                     NOTES TO BALANCE SHEETS - (CONTINUED)

4. PARTNERS' CAPITAL

     On March 23, 1994, LQSS received capital subscriptions of $50,000,000 for a 42.2% general partnership interest and 57.8% limited partnership interests, representing all issued and outstanding partnership interests. Of these capital subscriptions, $38,691,000 was received in cash during 1994 and 1995 and a capital subscription credit of $11,309,000 was issued to the general and limited partners as compensation for expenditures incurred by Loral and Qualcomm from January 1, 1993 through March 22, 1994, relating to the Globalstar System. LQSS was in turn granted a credit against its capital subscription payable to Globalstar for the same amount.

5. RELATED PARTY TRANSACTIONS

GLOBALSTAR MANAGING PARTNER'S ALLOCATION

     Commencing with the initiation of Globalstar's services in the first quarter of 2000, LQSS will receive a managing partner's allocation equal to 2.5% of Globalstar's revenues up to $500 million, plus 3.5% of revenues in excess of $500 million. This managing partner's allocation will be distributed to LQSS's general partner, LQP. Should Globalstar incur a net loss in any year following commencement of services, the allocation for that year will be reduced by 50% and Globalstar will be reimbursed for allocation payments, if any, made in any prior quarter of such year, sufficient to reduce the management allocation for such year to 50%. No allocations have been received to date. The allocation may be deferred (with interest 4% per annum) in any quarter in which Globalstar would report negative cash flow from operations if the allocation were made.


                                       7